March 24, 2006

Mr. James D. Donlon, III
ArvinMeritor, Inc.
2135 West Maple Road
Troy, MI 48084-7806

Re: ArvinMeritor, Inc.
Form 10-K for the year ended October 2, 2005
Commission File Number: 001-15983

Dear Mr. Donlon:

We have reviewed your February 28, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 24
1. We note your responses to our previous comments 1 and 2 as well as your revised disclosures filed in your Form 8-K on February 28, 2006. The revised narrative disclosures on pages 2 and 9 of your filing appear to be appropriate. However, we continue to believe your explanation in support of inclusion of the non-GAAP measure "cash flow from operations before accounts receivable securitization and factoring program" is overly general in nature; the explanation provided in the financial statements and MD&A included in the Form 8-K appears to be substantially similar to the original unacceptable explanation. Further, the use of such a measure in a filed document when the adjusted item is recurring, does not appear to be supportable in these circumstances. Finally, the subtotals and descriptions used in the non-GAAP financial measures are confusingly similar to titles and descriptions used for GAAP financial purposes. As such, please remove all references to this non-GAAP measure

throughout your filed documents in accordance with the requirements of Item 10 of Regulation S-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief